08025409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC 112

SEC FILE NUMBER
8- 67450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELCOME LIFE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 1190
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240,	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welcome Life Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Gina M. Rodgers
Commission #DD438343
Expires: JUNE 07, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Gina M. Rodgers
Notary Public

Jared Smith
Signature

FINOP/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Welcome Life Securities, LLC

(A Development Stage Company)

Financial Statements

December 31, 2007

WELCOME LIFE SECURITIES, LLC
(A Development Stage Company)

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of:
Welcome Life Securities, LLC

We have audited the accompanying statement of financial condition of Welcome Life Securities, LLC (a development stage company) as of December 31, 2007 and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2007 and for the period from March 27, 2006 (inception) to December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Welcome Life Securities, LLC (a development stage company) as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from March 27, 2006 (inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 12, 2008

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Welcome Life Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

Current Assets		
Cash and cash equivalents	$	12,422
Prepaid expenses		713
Total Current Assets		13,135
Property and Equipment, net		3,979
Total Assets	$	17,114
Current Liabilities		
Accounts payable	$	1,050
Accrued payroll and other current liabilities		3,046
Due to related party		2,300
Total Current Liabilities		6,396
Commitments (Note 6)		
Member's Equity		55,000
Deficit accumulated during development stage		(44,282)
Total Member's Equity		10,718
Total Liabilities and Member's Equity	$	17,114

See accompanying notes to financial statements

Welcome Life Securities, LLC
(A Development Stage Company)
Statements of Operations

	For the year ended December 31, 2007	For the Period From March 27, 2006 (Inception) to December 31, 2007
Operating Expenses		
Salaries and benefits	$ 6,929	$ 6,929
General and administrative	21,222	34,991
Rent expense (see Note 5)	2,000	2,000
Depreciation	362	362
Total Operating Expenses	**30,513**	**44,282**
Loss from Operations	**$ (30,513)**	**(44,282)**
Net Loss	**$ (30,513)**	**$ (44,282)**

See accompanying notes to financial statements

Welcome Life Securities, LLC
(A Development Stage Company)
Statements of Changes in Member's Equity

		Member's Equity		Deficit Accumulated During Development Stage		Total Member's Equity
Initial Capital Contribution, March 2006	$	35,000	$	-	$	35,000
Net Loss, 2007		-		(13,769)		(13,769)
Balance, December 31, 2006		35,000		(13,769)		21,231
Capital Contributions		20,000		-		20,000
Net Loss, 2007		-		(30,513)		(30,513)
Balance, December 31, 2007	**$**	**55,000**	**$**	**(44,282)**	**$**	**10,718**

Welcome Life Securities, LLC
(A Development Stage Company)
Statements of Cash Flows

	For the Year Ended December 31, 2007	For the Period From March 27, 2006 (Inception) to December 31, 2007
Net Loss	$ (30,513)	$ (44,282)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	362	362
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses	(378)	(713)
Increase (decrease) in:		
Accounts payable	766	1,050
Accrued payroll and other current liabilities	3,046	3,046
Due to Related Party	(2,099)	2,300
Net Cash Used in Operating Activities	**(28,816)**	**(38,237)**
Cash Flows from Investing Activities		
Acquisition of property & equipment	(4,341)	(4,341)
Net Cash Used in Investing Activities	**(4,341)**	**(4,341)**
Cash Flows from Financing Activities		
Capital contributions	20,000	55,000
Net Cash Provided by Financing Activities	**20,000**	**55,000**
Net Increase (Decrease) in Cash	(13,157)	12,422
Cash and Cash Equivalents at Beginning of Year	25,579	-
Cash and Cash Equivalents at End of Year	**$ 12,422**	**$ 12,422**

See accompanying notes to financial statements

Welcome Life Securities, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007

Note 1 Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS"), a development stage company and a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm and member of Financial Industry Regulatory Authority (FINRA) to exclusively serve the financial community as a variable life insurance settlement broker and to provide a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their senior clients with the experience, knowledge and education required to reach fully-informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitablility
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

Activities during the development stage include organizing and financing the Company, and registering with applicable regulatory authorities.

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(D) Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2007. WLS has not experienced any losses in such accounts through December 31, 2007.

(E) Property and Equipment

Property and Equipment are stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software.

(F) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(G) Revenue Recognition

WLS recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectibillity is reasonably assured. Specifically, WLS recognizes revenues when earned, which occurs after expiration of the rescission date discussed below. Specifically, when the policy transfer is completed between an individual and the life settlement provider (the closing date), the provider's escrow company forwards to WLS commission for services rendered. At this point, the individual seller of the policy has either 15 or 30 days (depending on the State) to rescind the transaction. During a rescission period, WLS will record any commissions received as deferred revenues.

(H) Advertising

In accordance with Accounting Standards Executive Committee Statement of Position 93-7, ("SOP 93-7") costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS incurred advertising expense for the years ended December 31, 2007 of $300.

(I) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Corporation ("LLC"). In lieu of Corporation income taxes, members of a "LLC" Corporation are taxed on their proportionate share of WLS' taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

(J) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of WLS' short-term financial instruments, including accounts payable, and accrued expense approximate fair value due to the relatively short period to maturity for these instruments.

(K) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 *"Fair Value Measurements"* which provides enhanced guidance for using fair value to measure assets and liabilities. The standard also expands the amount of disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

Note 2 Property and Equipment

Furniture and equipment for the years ended is as follows:

		December 31, 2007
Computer Equipment and Software	$	4,341
Less accumulated depreciation		(362)
Furniture and Equipment, net	**$**	**3,979**

Depreciation expense for the year ended December 31, 2007 and the period from March 27, 2006 (inception) to December 31, 2007 was $362 and $362, respectively.

Note 3 Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") which sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2007 and the period from March 27, 2006 (inception) to December 31, 2007, the Member made capital contributions of $20,000 and $55,000, respectively.

Note 4 Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2007, WLS had net capital of $6,026, which was $1,026 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 106%.

Note 5 Related Party Transactions

On September 1st, 2007, WLS entered into a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), a commonly owned affiliate. The Sublease Agreement is for a period of one year and is renewable in one year increments. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement is $500 per month. The total rent expense to this related party was $2,000 in 2007.

On November 1st, 2007, WLS entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one year increments. There were no expenses incurred under the Expense Sharing Agreement in 2007.

Included in due to related party on the statement of financial condition at December 31, 2007 is approximately $2,300 for expenses primarily incurred under the Sublease agreement discussed above.

WLS has been dependent upon its parent company for funding through December 31, 2007.

Note 6 Commitments

WLS was a party to a Sub-lease Agreement (refer to Note 5) which commenced September 1, 2007 and expires on August 31, 2008.

Future minimum lease payments are as follows:

2008	$	4,000
Total	$	4,000

Supplemental Information

Welcome Life Securities, LLC
(A Development Stage Company)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital Computation		
Total Member's Equity	$	10,718
Deductions and/or Charges		(4,692)
Net Capital Before Haircuts		6,026
Haircuts		-
Net Capital		6,026
Required Minimum Capital		5,000
Excess Net Capital	$	1,026
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accounts Payable	$	1,050
Accrued Payroll and Other Current Liabilities		3,046
Due to Related Party		2,300
	$	6,396
Ratio of Aggregated Indebtedness to Net Capital		106%

Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net Capital, per December 31, 2007, Unaudited FOCUS Report, as filed	$	7,076
Net Audit Adjustments		1,050
Net Capital, per the December 31, 2007 Audited Report	$	6,026

Welcome Life Securities, LLC
(A Development Stage Company)
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
As of December 31, 2007

WLS is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Member and Board of Directors of:
Welcome Life Securities, LLC

In planning and performing our audit of the financial statements of Welcome Life Securities, LLC (a development stage company) (the Company), as of and for the year ended December 31, 2007 and for the period from March 27, 2006 (inception) to December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 12, 2008

WELCOME LIFE
S E C U R I T I E S

301 Yamato Road, Suite 1190
Boca Raton, FL 33431
Phone: 561.826.0299
Fax: 561.892.7786
www.welcomelifesecurities.com

February 26, 2008

U.S. Securities and Exchange Commission
Division of Market Regulation
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

SEC Mail Processing
Section

FEB 2 7 2008

Washington, DC
112

RE: ANNUAL AUDITS **(SEC RULE 17a-5)**

To Whom It May Concern:

Please find attached 2 original copies of Welcome Life Securities' Audited Financial Statements and related disclosures and documents for year-end December 31, 2007. Included herein is an original signed copy of the annual report form X17a-5 part III (oath of affirmation).

If you have any questions or need additional information, please do not hesitate to contact me at (561) 826-0299.

Sincerely,

Jared Smith

Jared Smith
CFO & FINOP

END